October 15, 2024

Matthew Steele
Chief Executive Officer
Battalion Oil Corporation
Two Memorial City Plaza
820 Gessner Road, Suite 1100
Houston, Texas 77024

       Re: Battalion Oil Corporation
           Schedule 13E-3/A filed October 11, 2024
           File No. 005-79873
           PRER14A filed October 11, 2024
           File No. 001-35467
Dear Matthew Steele:

       We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Schedule 13E-3/A filed October 11, 2024; PRER14A filed October 11, 2024
General

1. We note your disclosure that Parent has entered into binding subscription agreements with Metamorphic Fury LLC, Bralina Group, LLC and The Runnels Family
Trust
       TDT January 11, 2000 providing commitments for the entire amount of the Parent
       Common Equity Investments. If such entities are affiliated with the filers of the
       Schedule 13E-3 (or any person specified in Instruction C to the schedule), please disclose such relationship. For example, Bralina Group, LLC appears to be related to
       Mr. Mirman. In this respect, the Schedule 13D/A filed on March 30, 2018, by Mr.
       Mirman, regarding Lilis Energy, Inc., states that "Mr. Mirman has shared voting and dispositive power over the securities held by The Bralina Group, LLC with Susan
       Mirman." Refer to Item 1007(a) of Regulation M-A and Item 1011(c) of Regulation
       M-A.
 October 15, 2024
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions